UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendments No. 1)*



Biosource International
 (Name of Issuer)


    Common Stock
 (Title of Class Securities)


  09066H104
(CUSIP Number)



        4/30/02
 (Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate
the rule pursuant to which this Schedule is filed:
X    Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to
the collection of information contained in this form are not required to respond unless the form displays a current valid
OMB control number.

09066H104
(CUSIP No.)

	1.	Name of Reporting Persons.
		I.R.S. Identification Nos. of
            above persons (entities only).

Artemis Investment Management LLC
13-4026311


2. Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)
		(b)

	3.	SEC Use Only

	4.	Citizenship or Place of Organization   Delaware

Number of Shares beneficially Owned by
Each Reporting Person With:
5.  Sole Voting Power    455,885

6.  Shared Voting Power

7.  Sole Dispositive Power    455,885

8.  Shared Dispositive Power
9. Aggregate Amount Beneficially Owned by
      Each Reporting Person 455,885

10. Check if the Aggregate Amount in Row
      (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.63%

12.	Type of Reporting Person (See Instructions)

Investment Advisor

Item 1.
	(a)	Name of Issuer
            Biosource International Inc.

	(b)	Address of Issuer's Principal Executive Offices
            542 Flynn Road
            Camarillo, CA 93012
Item 2.
	(a)	Name of Person Filing
(i) Artemis Investment Management LLC


	(b)	Address of Principal Business office or, if None, Residence
	437 Madison Avenue, New York, NY 10022

	(c)	Citizenship
            Delaware



	(d)	Title of Class Securities
            Common Stock
	(e)	CUSIP Number
		09066H104

Item 3.	If this statement is filed pursuant to section
	240.13d-1(b), or 240.13d-2(b) or (c),
                  check whether the person filing is a:
 (e)An investment adviser in accordance with
Section 240.13d-1(b)(1)(ii)(E).


This statement is filed by Artemis
Investment Management LLC, an
investment adviser registered under
the Investment Advisers Act of 1940.


Item 4.	Ownership
Common Stock:
(a)	Amount Beneficially Owned: 455,885
(b)	Percent of Class: 4.63%
(c)	Number of shares as to which the joint filers have:
(i)	sole power to vote or to direct the vote: 455,885
(ii) shared power to vote or to direct the vote:
(iii) sole power to dispose or to direct the disposition
of: 455,885
(iv)	shared power to dispose of or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following.

Item 6.	Ownership of More than Five Percent on
            Behalf of Another Person.
item 7.	Identification and Classification of
            the Subsidiary Which Acquired the
            Security Being Reported on By the
            Parent Holding Company.
Item 8.	Identification and Classification of
            Members of the Group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certification:
(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Date: May 6, 2002
SIGNATURE
Jacqueline Kealy


Signature
Jacqueline Kealy,Office Manager
Name/Title






SEC 1745 (3-98)	Page 2 of 10 pages